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DEC 01 2021

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SEC FILE NUMBER
8 - 66541

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **10/01/20** (MM/DD/YY) AND ENDING **09/30/21** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Objective Equity, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

380 Bretano Way
(No. and Street)

Greenbrae	**CA**	**94904**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Megenity	**(770) 263-6003**	**bmegenity@bdcaonline.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, PC
(Name – if individual, state last, first, and middle name)

2727 Paces Ferry Rd SE, STE 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

05/05/2009	**3514**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **David Riedel**, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **Objective Equity, LLC**, as of **September 30**, **2021**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

____
Notary Public

See Attached
Notary Certificate

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Marin)

On Nov. 29, 2021 — before me, Sarah A. Bender-Resnik, Notary Public,
(insert name and title of the officer)

personally appeared David Riedel,
who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

SARAH A. BENDER-RESNIK
Notary Public - California
Marin County
Commission # 2367434
My Comm. Expires Jul 23, 2025

Signature [signature] (Seal)

Objective Equity, LLC
Statement of Financial Condition
September 30, 2021

Assets	
Cash	$ 11,292
Due from related party	3,200
Prepaid expenses	927
Total assets	$ 15,419
Liabilites and members' equity	
Liabilities	
Due to member	$ 80
Accounts payable and accrued expenses	28,503
Total liabilities	28,583
Members' equity	(13,164)
Total liabilities and members' equity	$ 15,419

The accompanying notes are an integral part of the financial statements.

Objective Equity, LLC
Statement of Operations
For the Year Ended September 30, 2021

Revenues	
Fees from registered representatives	2,500
Total Revenues	2,500
Expenses	
Professional fees	22,227
Other	5,570
Total Expenses	27,797
Net loss	$ (25,297)

The accompanying notes are an integral part of the financial statements.

Objective Equity, LLC
Statement of Changes in Members' Equity
For the Year Ended September 30, 2021

October 1, 2020, Balance, as previously reported	$ 10,700
Adjustment to record expense in prior year	(1,567)
October 1,2020, Balance, as adjusted	9,133
Contributions	3,000
Net loss	(25,297)
September 30, 2021, Balance	$ (13,164)

The accompanying notes are an integral part of the financial statements.

Objective Equity, LLC
Statement of Cash Flows
For the Year Ended September 30, 2021

Cash flows from operating activities:		
Net loss	$	(25,297)
Items which do not impact cash:		
Adjustment to record expense in prior year	$	(1,567)
Adjustments to reconcile net loss to net cash used by operating activities:		
Decrease in due from related party	$	800
Increase in prepaid expenses		(834)
Increase in accounts payable and accrued expenses		17,780
Net cash used by operating activities		(9,118)
Cash flows from financing activities:		
Contributions		3,000
Net cash provided by financing activities		3,000
Net decrease in cash		(6,118)
Cash at beginning of year		17,410
Cash at end of year	$	11,292

The accompanying notes are an integral part of the financial statements.

Schedule I

Objective Equity, LLC
Computation of Net Capital
Pursuant to Rule 15c3-1 of the
Securities Exchange Act of 1934
September 30, 2021

Total members' equity qualified for net capital	$ (13,164)
Non-allowable assets:	
Prepaid expenses	927
Due from Related Party	3,200
Total non-allowable assets	4,127
Net capital before haircuts	(17,291)
Less haircuts on securities positions	-
Net capital	$ (17,291)
Aggregate indebtedness	$ 28,583
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Excess Net Capital	$ (22,291)
Ratio of aggregate indebtedness to net capital	(1.65) to 1.00

Reconciliation of Computation of Net Capital

There is no significant difference between net capital above and net capital as reported on Part IIA of Form X-17a-5, as amended, as of September 30, 2021.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

November 29, 2021

David Riedel
Objective Equity, LLC
380 Bretano Way
Greenbrae, CA 94904

Dear David:

We have audited the financial statements of Objective Equity, LLC for the year ended September 30, 2021 and have issued our report thereon dated November 29, 2021. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audits. We have communicated such information in our engagement letter to you dated October 7, 2021. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Company are described in Note A to the financial statements. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There were no sensitive estimates affecting the financial statements at September 30, 2021.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. There were no sensitive disclosures affecting the financial statements at September 30, 2021.

The financial statement disclosures are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management. All significant misstatements detected as a result of audit procedures, either individually or in the aggregate, to the financial statements taken as a whole have been previously communicated to you. We identified one insignificant error related to the absence of a prepaid expense in the amount of $200 for the 2021 California franchise tax that was paid in the current year. The identification of these errors resulted in our assessment that a significant deficiency exists with respect to internal controls.

Management has determined that the effect of the uncorrected misstatement is immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatement or the matter underlying it could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatement is immaterial to the financial statements under audit.

Disagreements with Management

For purposes of this letter, a disagreement with management is a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We requested certain representations from management that were included in the management representation letter dated November 29, 2021.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Other Matters

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of Objective Equity, LLC management and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Rubio CPA, PC

Rubio CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Objective Equity, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Objective Equity, LLC (the "Company") as of September 30, 2021, the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

November 29, 2021
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Objective Equity, LLC

We have reviewed management's statements included in the accompanying Broker Dealer's Annual Exemption Report in which (1) Objective Equity, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) Objective Equity, LLC stated that Objective Equity, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. Objective Equity, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Objective Equity, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

November 29, 2021
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

OBJECTIVE EQUITY, LLC
380 Bretano Way
Greenbrae, CA 94904

November 29, 2021

PRIVATE & CONFIDENTIAL

Rubio CPA, PC
2727 Paces Ferry Rd SE, Ste 2-1680
Atlanta, Georgia 30339

Gentlemen:

This representation letter is provided in connection with your audit of the financial statements of Objective Equity, LLC which comprise the statement of financial condition as of September 30, 2021, and the related statements of operations, changes in members' equity, and changes in cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing, and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, the following representations made to you during your audit.

1) We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated October 7, 2021, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

2) The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.

3) We have provided you with:
   - Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.
   - Additional information that you have requested from us for the purpose of the audit.
   - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.

4) There have been no:

a) Irregularities involving management or employees who have significant roles in the internal control structure.
b) Irregularities involving other employees that could have a material effect on the financial statements.
c) Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices that could have a material effect on the financial statements.
d) Arrangements with financial institutions involving compensation balances or other agreements involving restrictions on cash balances and line-of-credit or similar arrangements.
e) Agreements to repurchase assets previously sold.
f) Minutes of meetings of owners, directors, members, and committees of directors or summaries of actions of recent meetings for which minutes have not been prepared.

5) We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

6) There are no:

a) Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or basis for recording a loss contingency.
b) Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Accounting Standards Codification 450, Contingencies.

7) Related party transactions and balances have been properly disclosed.

8) There are no unasserted claims or assessments that are probable of assertion and must be disclosed in accordance with FASB Accounting Standards Codification 450, Contingencies. The Company has not been engaged in any litigation during the fiscal year ended September 30, 2021, and none is threatening or pending.

9) There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

10) The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged.

11) We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

12) No events have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in, the financial statements.

13) There are no material weaknesses or inadequacies at September 30, 2021 or during the period October 01, 2020 to November 29, 2021 in the internal accounting controls procedures followed in:

a) Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11).

14) There has been no:

a) Fraud involving management or employees who have significant roles in internal control.
b) Fraud involving others that could have a material effect on the financial statements.

15) Net capital computations, prepared by the Company during the period from October 01, 2020, through November 29, 2021 indicated that the Company was out of compliance with the requirements of rule 15c3-1 from time to time during the period.

16) There are no securities or investments owned by us or borrowed under subordination agreements.

17) We believe that the effect of the uncorrected financial misstatement related to the following is immaterial to the financial statements taken as a whole:

- Prepaid expenses are understated by $200 as the 2021 California franchise tax paid in the current year was expensed in its entirety.

18) The Company has assessed the impact of FASB ASC 740, Income Taxes, and has determined that no material liability is required to be recorded.

19) There are no borrowings or claims unconditionally subordinated to all claims or general creditors.

20) The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.

21) We understand and acknowledge our responsibility for the fair presentation of the supplemental information in Schedules I, II and III in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the supplemental information, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the supplemental information have not changed from those used in the prior period. The form and content of supplemental information complies, in all material respects with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.

22) There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.

23) We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:

- Making quarterly securities examinations, counts, verifications and comparisons, and recording the differences as required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

We believe that our practices and procedures were adequate at September 30, 2021 to meet the SEC's objectives. There have been no significant changes in internal control since September 30, 2021.

24) We acknowledge our responsibility for compliance with the conditions for not claiming an exemption under Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release throughout the year, and our assertions are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to this reliance through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with not claiming an exemption in reliance upon Footnote 74 of the 2013 Release.

25) The Company met the conditions for not claiming an exemption under Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release at all times during the period ended September 30, 2021 and through November 29, 2021.

26) By signing this letter, the signer confirms that he has the means and intention to provide capital contributions as needed to ensure survival of the Company until at least one year from the date of this letter.

27) We confirm that the balance due from RRG to the Company at September 30, 2021 is properly stated at $3,200 and is wholly collectible.

Sincerely,

David Riedel, President

Melanie Megenity, FinOp

OBJECTIVE EQUITY, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEA RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2021

With respect to the Computation for Determination of Reserve Requirements under SEA Rule 15c3-3, the Company does not claim an exemption from SEA Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEA RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2021

With respect to the Information Relating to Possession and Control Requirements under SEA Rule 15c3-3, the Company does not claim an exemption from SEA Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34- 70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

Objective Equity, LLC
NOTES TO FINANCIAL STATEMENTS
September 30, 2021

NOTE A- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Objective Equity, LLC (the "Company") is a broker-dealer that was organized in April 2004 as a New York limited liability company. The Company is approved to operate as a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides research and corporate advisory services. The customers are primarily corporations and financial institutions located throughout the United States. As a limited liability company, the members' liability is limited to their investment.

Cash: The Company maintains its bank accounts in a high credit quality financial institution. The balances at times may exceed federally insured limits.

Income Taxes: The Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for income tax has been provided for in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10 (ASC 740-10), Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Revenue Recognition: Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE A- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued):

The Company provides placement and advisory services related to capital raising activities and mergers and acquisition transactions. M&A Advisory revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing of the transaction). In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue are reflected as unearned income.

Basis of Presentation: The Company maintains its accounting records on an accrual basis and follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Use of Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2021, the Company's net capital deficit was ($17,291), which was $22,291 less than its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was (1.65) to 1.00.

NOTE C – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress as defendant at September 30, 2021.

Objective Equity, LLC
NOTES TO FINANCIAL STATEMENTS
September 30, 2021

NOTE D – RELATED PARTY TRANSACTIONS

The Company has extended a loan of $3,200 that is due from an affiliated company as of September 30, 2021. This entity is affiliated with the Company through common ownership with the Company's majority member. The loan is payable on demand, does not bear interest and is included in "Due from related party" on the statement of financial condition.

The Company operates from office space provided by its majority member at no cost.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE E – NET LOSS

The Company incurred a loss for fiscal year 2021 and was dependent upon capital contributions from its members for working capital and net capital. The Company's members have represented that they intend to continue to make capital contributions as needed to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.